October 15, 2018

Clarence H. Smith
Chairman of the Board, President and Chief Executive Officer
Haverty Furniture Companies, Inc.
780 Johnson Ferry Road, Suite 800
Atlanta, GA

       Re: Haverty Furniture Companies, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Response Dated Ocrober 11, 2018
           File No. 001-14445

Dear Mr. Smith:

       We have reviewed your October 11, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
October 1, 2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Sales, page 17

1. We note your response to comment 2; however, it remains unclear what impact e-
      commerce sales had on your results other than they increased 10% year over year. Please clarify what sales of a mid-sized market would represent, referring to your disclosure on page 3. Please quantify for us the impact of e-commerce sales on your results of operations, comparable store sales and sales per square feet metrics. To the extent e-
      commerce sales have a material impact on any of these metrics please provide your consideration of clearly disclosing the impact in your filing.
 Clarence H. Smith
Haverty Furniture Companies, Inc.
October 15, 2018
Page 2

       You may contact Scott Stringer, Staff Accountant, at (202)-551-3272 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.



FirstName LastNameClarence H. Smith                       Sincerely,
Comapany NameHaverty Furniture Companies, Inc.
                                                          Division of
Corporation Finance
October 15, 2018 Page 2                                   Office of Consumer
Products
FirstName LastName